Writer’s Direct Number	Writer’s E-mail Address

212.756.2376 eleazer.klein@srz.com

September 11, 2015

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”)

Responses to Letter dated August 31, 2015 with respect to Soliciting Materials filed pursuant to Rule 14a-12 on August 14, 2015

Filed by Sandell Asset Management Corp. et. al.

File No. 001-11692

Dear Mr. Duchovny:

On behalf of Sandell Asset Management Corp. and certain of its affiliates (collectively, the “Filing Persons”), we are responding to your letter dated September 3, 2015 (the “SEC Response Letter”) with respect to the Filing Persons’ letter dated August 31, 2015 (the “August 31 Letter”), which was submitted in response to your letter dated August 24, 2014 (the “SEC Comment Letter”) with respect to the Soliciting Materials filed by the Filing Parties under the cover of Schedule 14A pursuant to Rule 14a-12 on August 14, 2015 (the “Press Release”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1.	We note your response to prior comment 1 and to the first bullet point in prior comment. In your response you value the company’s real estate at $448.1 million, which amount appears to be calculated based on the Exhibit B figures. Please provide us support for the data in Exhibit B relating to the “Individual Detail,” “Annual Add’l Rent” and “Cap Rate” columns. Also provide support for your selection of a multiple of 8.5x in the Pro-Forma Valuation in Exhibit A.

In response to your comment, the Filing Persons are hereby providing, on a supplemental basis in Exhibit 1, the confidential supporting materials for the data relating to the “Individual Detail,” “Annual Add’l Rent” and “Cap Rate” columns. This confidential raw data was approximated and summarized in Exhibit B to the August 31 Letter and was prepared for the Filing Persons by a professional commercial real estate services firm. The Cap Rate column data is the average of the midpoints between the “Conservative” and “Aggressive” Cap Rate for each real estate category on Exhibit 1. The Annual Additional Rent was calculated by multiplying the Cap Rate by the Value (which represents the average of the midpoints between the “Conservative” and “Aggressive” Price on Exhibit 1). The Individual Detail column was calculated by dividing the Annual Additional Rent by the number of real estate properties in the category (the “Number” column). The Filing Persons believe that a 8.5x EV/EBITDA multiple is reasonable given that it is lower than the average (8.9x) and median (8.8x) multiple for the Company’s proxy peers that are still publicly traded (see Figure 1 below), and is identical to the multiple of La-Z-Boy, a competitor that is also primarily involved in the sale of home furnishings as opposed to the sale of office furniture or bedding/mattresses.

Figure 1: EV/EBITDA Multiples

2.	We note your response to the second and fifth bullet points in prior comment 3. Please tell us who are the finance and real estate experts and interested parties with whom you have had communications about acquiring the company or of whom you are aware have such an interest. Also, tell us the timing of these communications.

To the best of the Filing Persons’ knowledge, such conversations began approximately May 18, 2015 and continued through July 15, 2015. The participants in the Filing Persons conversations had an understanding that such discussions would be kept confidential. Nonetheless, in an effort to address the concerns of the Staff, the Filing Persons are willing to orally disclose the parties to and timing of such conversations, on a supplemental and confidential basis, to the Staff. Please call me at (212) 756-2376 should you wish to further discuss such conversations.

3.	We reissue the comment in the third bullet point of prior comment 3. Your response does not provide support for your assertion that the company’s “astonishingly unsophisticated fiscal policy…is at odds with the fundamental precepts of modern corporate finance.” You simply refer to “precepts of modern corporate finance.”

In response to your comment, the Filing Persons would like to stress the underleverage of the Company, as discussed in the August 31 Letter and the Press Release, and reiterate that the Company has negative net debt. Under the tradeoff theory of capital structure (leverage), it is assumed that there are benefits to leverage within a capital structure up until the optimal capital structure is reached.1 It is the Filing Persons’ belief that the Company’s failure to take advantage of the benefits of debt represents an unsophisticated fiscal policy that has failed to benefit the Company and its shareholders, and runs counter to fundamental precepts of modern corporate finance including the tradeoff theory of capital structure, which says that there would be benefits to leverage to a point. The Filing Persons note that following the publication of the Press Release, the Company announced its intention to raise up to $250 million of long-term debt financing after “discussions with [its] bankers to enhance [its] capital structure,”2 which supports the Filing Persons contention that the Company’s fiscal policy at the time of the Press Release was at odds with the tradeoff theory of capital structure. Recognizing the concerns of the Staff, however, the Filing Persons will refrain from repeating such statement in any future soliciting material.

1 See, e.g., Eli Schwartz & J. R. Aronson, Some Surrogate Evidence in Support of the Concept of Optimal Financial Structure, 22 J. Fin. 10 (1967) (finding evidence of strong industry effects in debt ratios supporting the concept of optimal capital structures).

2 Ethan Allen (Press Release), Ethan Allen Announces Intent to Raise up to $250 Million of Debt Financing (Sept. 2, 2015), http://phx.corporate-ir.net/phoenix.zhtml?c=81552&p=irol-newsArticle&ID=2084715.

4.	We note your response to the fourth bullet point in prior comment 3. Tell us, with a view toward future revised disclosure, why using the average net debt to EBITDA of all S&P 500 companies for which one vendor provided a ratio is relevant to the company’s recapitalization.

It is the Filing Persons’ belief that the median Net Debt/EBITDA ratio for all S&P 500 companies (for which Capital IQ had calculated a ratio), a number which was also significantly below the mean ratio for such companies, serves as a useful starting point when considering how much leverage the Company would reasonably be able to take on. The Filing Persons note that, according to a credit report from Dun & Bradstreet, the Company has a “moderately lower than average risk of severe financial stress,” a commercial credit score in the 83rd percentile, and operates in a business that is a low risk category. Accordingly, the Filing Persons believe that the Company can comfortably take on more debt. As noted in the response to comment 3 above, following the Press Release, the Company announced its intention to raise up to $250 million of additional debt-financing, supporting the Filing Persons’ contention. Although the Filing Persons believe they had a reasonable basis to make such statement, the Filing Persons will endeavor to provide shareholders with additional information regarding the basis for using such ratio should the Filing Persons include such ratio in any future soliciting material.

* * *

The Filing Persons hereby confirm that they will continue to disclose the factual basis for similar statements in the future. In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

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EXHIBIT 1

[See Attached]